Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Condensed Consolidated Financial Statements

As of March 31, 2018 and

for the three month periods ended March 31, 2018 and 2017

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	March 31, 2018	December 31, 2017
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	8	$551,427	$508,982
Restricted cash	8	5,533	5,465
Accounts receivable, net of expected credit losses	9	351,715	340,376
Accounts receivable from related parties	10	19,250	17,204
Expendable spare parts and supplies, net of provision for obsolescence		92,976	97,248
Prepaid expenses		101,242	99,757
Deposits and other assets	11	172,003	201,984

Total current assets		1,294,146	1,271,016
Non-current assets:
Available-for-sale securities		—	55
Deposits and other assets	11	123,821	116,345
Accounts receivable, net of expected credit losses	9	155,093	140,416
Intangible assets		425,938	426,579
Deferred tax assets		34,333	25,969
Property and equipment, net	12	5,142,117	4,881,016

Total non-current assets		5,881,302	5,590,380

Total assets		$7,175,448	$6,861,396

See accompanying notes to Condensed Consolidated Interim Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	As of March 31, 2018	As of December 31, 2017
		(Unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	13	$564,112	$572,072
Accounts payable		605,807	526,964
Accounts payable to related parties	10	3,969	7,187
Accrued expenses		188,441	186,657
Provisions for legal claims	21	11,387	11,720
Provisions for return conditions		12,247	19,093
Employee benefits		41,629	38,706
Deferred income for unearned transportation		472,337	454,018
Frequent flyer deferred revenue		174,477	85,207
Other liabilities		61,028	9,415

Total current liabilities		2,135,434	1,911,039
Non-current liabilities:
Long-term debt	13	3,443,072	3,180,041
Accounts payable		5,541	5,084
Provisions for return conditions		127,009	144,099
Employee benefits		129,498	135,640
Deferred tax liabilities		24,745	25,814
Frequent flyer deferred revenue		211,970	104,786
Other liabilities		15,236	15,193

Total non-current liabilities		3,957,071	3,610,657

Total liabilities		6,092,505	5,521,696

Equity:
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid-in capital on common stock		234,567	234,567
Additional paid-in capital on preferred stock		469,273	469,273
Retained earnings		364,352	528,805
Revaluation and other reserves		58,382	58,382

Total equity attributable to the Company		1,251,197	1,415,650
Non-controlling interest		(168,254)	(75,950)

Total equity		1,082,943	1,339,700

Total liabilities and equity		$7,175,448	$6,861,396

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the three months ended March 31,
	Notes	2018	2017
		(Unaudited)
Operating revenue:
Passenger		$971,601	$862,274
Cargo and other		196,793	205,422

Total operating revenue	4	1,168,394	1,067,696

Operating expenses:
Flight operations		41,106	14,190
Aircraft fuel		277,963	225,530
Ground operations		114,414	107,754
Aircraft rentals		67,115	78,030
Passenger services		42,236	40,857
Maintenance and repairs		44,622	66,084
Air traffic		62,133	59,436
Sales and marketing		134,273	127,862
General, administrative and other		35,949	42,647
Salaries, wages and benefits		188,491	166,909
Depreciation and amortization		84,333	69,787

Total operating expenses		1,092,635	999,086

Operating profit		75,759	68,610

Interest expense		(54,889)	(41,395)
Interest income		5,698	2,265
Derivative instruments		490	1,921
Foreign exchange	6	(16,236)	(5,265)

Profit before income tax		10,822	26,136

Income tax expense – current	20	(16,867)	(11,677)
Income tax expense – deferred		9,493	6,065

Total income tax expense		(7,374)	(5,612)

Net profit for the period		$3,448	$20,524

Basic and diluted (loss) earnings per share	14
Common stock		$(0.003)	$0.011
Preferred stock		$(0.003)	$0.011

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the three months ended March 31,
	Notes	2018	2017
		(Unaudited)
Net profit for the period		$3,448	$20,524
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	15
Actuarial loss		12,270	(22,310)
Income tax		(84)	(279)

		12,186	(22,589)
Items that will be reclassified to profit or loss in future periods:	15
Effective portion of changes in fair value of hedging instruments		4,499	(8,628)
Net change in fair value of available-for-sale securities		(521)	159

		3,977	(8,469)

Other comprehensive income (loss) for the period, net of income tax		16,164	(31,058)

Total comprehensive income (loss) for the period net of income tax		19,612	(10,534)
Profit (loss) attributable to:
Equity holders of the parent		(3,184)	10,704
Non-controlling interest		6,632	9,820

Net profit		3,448	20,524
Total comprehensive income (loss) attributable to:		12,863	(20,354)
Equity holders of the parent		6,749	9,820

Non-controlling interest		$19,612	$(10,534)

Total comprehensive income		$3,448	$20,524

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the three months ended March 31, 2018
		Common stock		Preferred stock		Additional paid-in capital					Non- controlling interest
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent		Total equity
Balance at December 31, 2017		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$58,382	$528,805	$1,415,650	$(75,950)	$1,339,700
Adoption adjustment IFRS 15		—	—	—	—	—	—	—	(141,808)	(141,808)	(57,957)	(199,765)

Balance at January 1, 2018		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$58,382	$386,997	$1,273,842	$(133,907)	$1,139,935
Net profit		—	—	—	—	—	—	—	(3,184)	(3,184)	6,632	3,448
Other comprehensive income for the period	15	—	—	—	—	—	—	—	16,047	16,047	117	16,164
Dividends paid	25	—	—	—	—	—	—	—	(35,508)	(35,508)	(41,096)	(76,604)

Balance at March 31, 2018 (unaudited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$58,382	$364,352	$1,251,197	$(168,254)	$1,082,943

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the three months ended March 31, 2017
		Common stock		Preferred stock		Additional paid-in capital					Non- Controlling interest
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent		Total equity
Balance at December 31, 2016 (audited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$27,365	$544,681	$1,400,509	$19,752	$1,420,261
Net loss		—	—	—	—	—	—	—	10,704	10,704	9,820	20,524
Other comprehensive income for the period	15	—	—	—	—	—	—	—	(31,058)	(31,058)	—	(31,058)
Dividends paid	25	—	—	—	—	—	—	—	—	—	(8,400)	(8,400)

Balance at March 31, 2017 (unaudited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$27,365	$524,327	$1,380,155	$21,172	$1,401,327

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Condensed Consolidated Interim Statements of Cash Flows

(In USD thousands)

	For the three months ended March 31,
	2018	2017
	(Unaudited)
Cash flows from operating activities:
Net profit for the period	3,448	20,524
Adjustments for:
Provision for doubtful accounts	(148)	1,185
Provision for inventory obsolescence	(286)	(1,858)
Provisions for return conditions	(21,148)	(3,728)
Provisions for legal claims	(149)	—
Depreciation and amortization	84,333	69,787
(Gains) Loss on disposal of assets	(8,265)	3,851
Fair value adjustment of financial instruments	(956)	(1,913)
Interest income	(5,698)	(2,265)
Interest expense	54,889	41,395
Deferred tax	(9,493)	(6,065)
Current tax	16,867	11,677
Currency translation adjustment	(10,609)	5,265
Changes in:
Accounts receivable	(12,120)	21,533
Expendable spare parts and supplies	4,558	(7,662)
Prepaid expenses	(1,378)	(3,535)
Deposits and other assets	32,472	14,002
Accounts payable and accrued expenses	2,113	(1,932)
Deferred income for unearned transportation	15,616	35,541
Provision for return conditions	(3,118)	(2,182)
Provision for legal claims	(184)	—
Employee benefits	(2,977)	(3,442)
Income tax paid	(11,545)	(10,377)

Net cash provided by operating activities	150,461	179,801

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Condensed Consolidated Interim Statements of Cash Flows

(In USD thousands)

	For the three months ended March 31,
	2018	2017
Cash flows from investing activities:
Restricted cash	(79)	(323)
Interest received	4,440	1,431
Advance payments on aircraft purchase contracts	(54,605)	(40,208)
Acquisition of property and equipment	(52,088)	(41,337)
Investment in certificates of bank deposits	(3,150)	(8,950)
Acquisition of intangible assets	(4,513)	(4,533)
Proceeds from sale of property and equipment	80,777	29,376
Acquisition of investments	(3)	(2)

Net cash used in investing activities	(29,221)	(64,546)
Cash flows from financing activities:
Proceeds from loans and borrowings	104,640	20,215
Repayments of loans and borrowings	(103,637)	(78,793)
Dividends paid	(41,096)	(8,400)
Interest paid	(37,710)	(26,923)

Net cash used in financing activities	(77,803)	(93,901)
Net increase in cash and cash equivalents	43,437	21,354
Net foreign exchange difference	(992)	201
Cash and cash equivalents at beginning of period	508,982	375,753

Cash and cash equivalents at end of the period	551,427	397,308

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

These condensed consolidated interim financial statements (“Interim financial statements”) as of March 31, 2018 and for the three-month periods ended March 31, 2018 and 2017, comprise the Company and its Subsidiaries (together referred to as the “Group”).

The following are the significant subsidiaries in the Group included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2017	2016
Avianca Ecuador	Ecuador	99.62%	99.62%
Aerovías del Continente Americano S.A.	Colombia	99.98%	99.98%
Avianca, Inc.	USA	100%	100%
Avianca Leasing, LLC	USA	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles B.V.	Curaçao	70%	70%
Avianca Costa Rica S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo Logistics, Inc.	USA	99.98%	99.98%
Tampa Cargo S.A.S.	Colombia	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Trans American Airlines S.A.	Peru	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation, coordination of reservations, ticketing, passenger check-in and baggage handling and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Singapore Airlines, Copa Airlines, OceanAir Linhas Aéreas, S.A., Iberia, Lufthansa, Eva Airways, Air China, Etihad Airways, Silver Airways and Turkish Airlines. Avianca and Taca International (as well as Taca affiliates) and Aerogal are members of Star Alliance, which give customers access to destinations and services offered by the Star Alliance network, allowing customers to access all the destinations and services offered by the 28 member airlines of the Star Alliance network. Its members include several of the most recognized airlines worldwide, such as Lufthansa, United Airlines, Thai Airlines, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meet the highest standards in terms of security and customer service.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. and Aero Transporte de Carga Unión, S.A. de C.V. The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Company performs ground operations for third-party airlines. Additionally, an important part of the cargo business is carried by the companies that operate passenger air transportation.

The Company operates a coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. named LifeMiles. LifeMiles is designed to build customers loyalty and increase loyalty by offering incentives, among others, to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, the customers earns miles by flying through its air partners, including through the Star Alliance and by using the services of non–air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights or other partners’ products or services. Customers may redeem their awards through airline members of the Star Alliance, which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

As of March 31, 2018 and December 31, 2017, Avianca Holdings S.A. had a total fleet consisting of:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

	March 31, 2018			December 31, 2017
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	10	—	10	10	—	10
Airbus A-319	23	5	28	23	5	28
Airbus A-320	37	28	65	37	27	64
Airbus A-321	7	8	15	5	8	13
Airbus A-330	3	10	13	1	9	10
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F-B4F	5	—	5	5	—	5
Boeing 767	—	—		—	1	1
Boeing 787-8	7	5	12	7	5	12
ATR-42	2	—	2	2	—	2
ATR-72	15	—	15	15	—	15
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	13	—	13	13	—	13
Embraer E-190	10	—	10	10	—	10

	140	56	196	136	55	191

(2)	Basis of professional accounting standard

(a)	Statement of compliance

The Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

The Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the annual financial statements as of and for the three year ended December 31, 2017. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The Condensed Consolidated Interim Financial Statements of the Company as of end for the three months ended March 31, 2018 were prepared and submitted by Management and authorized for issue by the Audit Committee on May 10, 2018.

(b)	Basis of measurement

The Condensed Consolidated Financial Statements have been prepared on the historical cost basis, except certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(c)	Functional and presentation currency

The Interim Condensed Consolidated Financial Statements are presented in US Dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

(d)	Use of estimates and judgments

The preparation of the Condensed Consolidated Interim Financial Statements in conformity with International Financial Reporting Standards, (“IFRS”), as issued by IASB, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, significant judgments made by Management when applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2017.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Interim Condensed Consolidated Financial Statements:

•	The Company has entered into operating lease contracts with respect to 56 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, and as a result, these lease contracts as operating leases.

•	The Company operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 98 aircraft from the A319, A320, A321, A330, A330F, ATR72 and B787 families. The Company has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, these SPEs are consolidated by the Company and these aircraft are shown in the Interim Condensed Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated Financial Statements within the next financial year:

•	The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the historical experience data suggests, management reassesses expected breakage and makes required adjustments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•	Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•	The Company measures administrative land and buildings located primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine the fair value of these assets as of December 31, 2017. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•	The Company estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable values. Useful lives and residual values are reassessed annually, taking into consideration the latest fleet plans and other business plan information. Information on the net book values of property and equipment and related depreciation charges is disclosed in note 12.

•	The Company assesses whether there are any indicators of impairment for all non–financial assets at each reporting date. Flight equipment, goodwill and indefinite–lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value-in-use of the cash generating units to which goodwill is assigned.

•	The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations performed by independent experts. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate for pension plans in Colombia, management refers to market yields on Colombian Government bonds, since it is management’s judgment that there is no deep local market for high quality corporate bonds.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•	As a result of the maturity of Loyalty business and given the information available on the history of Program and member’s behavior, in June 2017 the Company implemented a new methodology to estimate breakage supported by independent experts.

Under the previous prior methodology, breakage was calculated based on historical redemption patterns from prior months, based on the aggregate behavior of all members. The new methodology considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors, and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program in accordance with IAS 8. The change in estimate was recognized prospectively from the date of the change.

•	The Group recognizes a provision in the balance sheet when an existing legal or implicit obligation to a third party exists as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

•	Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Company incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Company is entitled to receive compensation from the lessor. The Company accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. Upon redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the annual period

(3)	New and amended standards and interpretations

3.1	Amendments to IFRSs that are mandatorily effective for the current year

The group has initially adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, from 1 January 2018. A number of other new standards are effective from 1 January 2018 but they do not have a material effect on the Group’s financial statements. IFRS 15 establishes a comprehensive framework for determining wheter, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

Some other amendments and interpretations apply for the first time in 2018 but do not have a material impact on the condensed interim consolidated financial statements of the Group.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, which establishes a five-step model to determine the time and amount by which revenues should be recognized. The new standard replaces existing revenue recognition guidelines, including IAS 18 Revenue from Ordinary Activities, IAS 11 Construction Contracts and IFRIC 13 Loyalty Programs with Customers.

The standard is effective for annual periods beginning on the 1st. January 2018 and its early adoption is allowed. For its adoption, the standard allows choosing between the total retrospective method and the cumulative effect method. The Group adopted IFRS 15 in its consolidated financial statements on the 1st. January 2018, using the modified retrospective approach that does not require the restatement of previous financial statements.

The Group completed its qualitative and quantitative assessment of the impacts of the adoption of IFRS 15 in its consolidated financial statements. The evaluation included, among others, the following activities:

•	Analysis of the contracts concluded with clients and their main characteristics;

•	Identification of the performance obligations included in said contracts;

•	Determination of the price of the transaction and the effects caused by the variable considerations;

•	Analysis of the payments made to customers, including their proper classification and presentation in the income statement (net of income);

•	Assignment of the transaction amount to each performance obligation;

•	Analysis of the moment in which the income must be recognized by the Group, either at a moment in time or in the course of time, as appropriate;

•	Analysis of the impacts that the adoption of IFRS 15 has originated in the Group’s accounting policies, processes and internal controls, as well as;

The accounting policies at the consolidated level, as well as at the level of the subsidiaries in relation to the recognition of income, had already been subject to the approval of the Group’s Audit Committeeand establish the new bases for accounting for the income from contracts with customers under IFRS 15. Likewise, the Group analyzed the aspects related to internal control derived from the adoption of IFRS 15, with the objective of ensuring that the Group’s internal control environment is appropriate for the purposes of the financial reporting process.

The group recognizes income from the following main sources:

(i) Passengers

(ii) Cargo and others

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Management used the alternative transition method to adopt IFRS 15.

The majority of our revenues are generated from the ticket sale, which will continue to be recognized as the flight service is provided. Our evaluation included an estimate of the impact that the new revenue standard will have on our accounting of revenue from passengers and cargo and others, both with all the sub-revenue categories that roll up to these two items in total.

Within the revenue from passengers category, other revenue denominated “ancilliaries” was evaluated. Ancilliaries include those additional charges that are billed to passengers, such as changes of travel date, destination, name, etc., These activities do not involve a transfer of additional goods or services to the passenger, and as such, they are generally considered administrative tasks that do not create separate performance obligations. Given that ancilliaries are not considered to be a separate performance obligation, they are combined with the existing performance obligation and accounted for as if they were part of the original ticket sale transaction. Therefore, the original price of the ticket and the amount paid for the ancilliaries are combined and considered a new performance obligation.

The evaluation includes (i) the reclassification associated with items for excess baggage and date changes, which were presented as other revenues and according to the recognition criteria of IFRS 15, are directly related to passenger revenue and ( ii) the impact due to the recognition of ancilliaries associated with changes of date, changes of destination and name changes, deferring the revenue up to the moment the service is provided, and not at the moment in which it is requested. The impact of their change was USD $6,840 and resulted upon adoption, in a higher value of the deferred revenue liability for unearned transportation.

In relation to the income generated by the loyalty program, the assessment of the performance obligations identified by each of the parties involved in the redemption of miles and rendering of services derived from the same redemption was considered, concluding that the revenue for miles is recognized in full until the moment of the redemption of the mile, eliminating the effect that was recorded in the initial sale of the mile, related to the added value of the redemption network of LifeMiles. The impact on the date of adoption was $192,925 as an increase in the deferred income liability.

Our analysis also included the evaluation of the costs to obtain and to fulfill a contract which we anticipate, given the current accounting policy in effect, did not have a significant impact on the adoption of the new standard.

The current accounting policy of the Group is to recognize certain bonus associated with different commercial agreements as other income, when the agreement is signed. At the date of transition, the Group recognized non-material modifications for certain agreements signed during 2017 (whose income was recognized at the date of signature) and will defer the corresponding income during the term of the agreement as indicated in IFRS 15.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Impacts of the IFRS 15 standard adoption (As of January 1, 2018)

The effects on the adoption of IFRS 15 standard in the Consolidated Statement of Financial Position of the Group’s was the follows:

		Application of the new standard
	Reported	Deferred income (1)(2)	Adjustments amounts
Total Assets	$6,861,396	—	6,861,396
Total Liabilities	5,521,696	199,765	5,721,461
Total Equity	1,339,700	(199,765)	1,139,935

(1)	An adjustment of $192,925 was recognized as an increase to deferred income liabilities for the loyalty segment.
(2)	An adjustment of $6,840 was recognized to an increase to unearned income payments on behalf of associates, in exchange for date, change of destination and name changes.

Impacts of the IFRS 15 standard adoption (for the three months ended March 31, 2018)

The effects on the adoption of the standard in the Statement of Comprehensive Income and the Group’s was the follows:

	Balances as of	Application of the new standard
	March 31 without IFRS 15	Deferred revenue	Reclassifications	Adjusted Balances
Operating revenue:
Passenger	$968,894	$(2,069)	$4,766	$971,601
Cargo and other	201,559	—	(4,766)	196,793

Total operating revenue	1,170,463	(2,069)	—	1,168,394
Total operating expenses	1,092,635	—	—	1,092,635

Operating profit	77,828	(2,069)	—	75,759
Other no operating income and expenses	(64,937)	—	—	(64,937)

Profit before tax	8,753	(2,069)	—	10,822
Income tax expense	(7,374)	—	—	(7,374)

Net profit	$5,517	$(2,069)	$—	$3,448

(1)	The adjustment of $192,925 was recognized as an increase to deferred income liabilities for the loyalty segment.
(2)	The adjustment are $6,840 as payment for unearned income payments on behalf of associates, in exchange for date, change of destination and name changes.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. This standard is part of the Annex to Decree 2496 of 2015 , modified by Decree 2131 of 2016, with applicability for periods beginning on or after January 1, 2018, withearly adoption allowed.

IFRS 9 includes three aspects of accounting for financial instruments: classification and measurement, impairment and hedge accounting. Retrospective application is required but the presentation of comparative information is not mandatory, except for hedge accounting, for which the requirements are applied prospectively, with some exceptions.

Avianca Holdings adopted the new standard on the required effective date. During 2017, the Group carried out a detailed impact assessment of the three aspects of IFRS 9.

(a) Classification and measurement

The Group measuresall financial assets that are currently held at fair value.

Loans and commercial accounts receivable are maintained to collect the contractual cash flows and are expected to generate cash flows that represent only capital and interests payments. The Group analyzed the contractual characteristics of the cash flows of these instruments and concluded that they meet the criteria for measuring amortized cost according to IFRS 9. Therefore, reclassification is not required for these instruments.

(b) Impairment

IFRS 9 requires the Group to record the expected credit losses on all its debt securities, loans and trade accounts receivable, either for 12 months or for life. The Group applied the simplified approach and record the expected lifetime losses on all trade accounts receivable. The Group determined that, due to the unsecured nature of its loans and accounts receivable, the loss allowance will decrease by US $216 with the corresponding related decrease in the deferred tax asset of US $71has determined that, due to the unsecured nature of its loans and accounts receivable, the impact of the application of this standard will not be material.

(c) Hedge accounting

The Group determined that all existing hedging relationships currently designated as effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. The Group has opted not to retrospectively apply IFRS 9 in the transition to hedges where the Group excluded the forward points the coverage designation according to IAS 39. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, the application of the hedging requirements of IFRS 9 do not have a significant impact on the consolidated financial statements of the Group.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

IFRIC 22- Transactions in Foreign Currency and Advance Considerations

This Interpretation provides guidance on the determinationof the date of transactions for purposes of establishing the exchange rate to be used in the initial recognition of the related asset, expense or income (or the corresponding part thereof), and the derecognition of an non-monetary asset or non-monetary liability that arises from the payment or collection of the anticipated consideration in foreign currency.

This Interpretation is effective for the periods beginning on or after January 1, 2018 and is not expected to have a significant effect on the Group’s Consolidated Financial Statements, because the Group’s already accounts for transactions that involve payment or receipt of an advance consideration in a foreign currency in a manner consistent with the interpretation.

3.2	Standards issued but not yet effective

The group has not applied the following new and revised IFRSs that are not yet effective:

IFRS 16                                         Leases

IFRIC 23                                       Uncertainty over Income Tax Treatments

Effective for annual periods beginning on or after January 1, 2019, with earlier adoption allowed.

IFRS 16 Leases

IFRS 16 replaces the following standards and interpretations: IAS 17 Leases, IFRIC 4 Determination of whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives, SIC-27 Evaluation of the substance of transactions that involve the legal form of a leasing contract.

This new standard requires the lessee to recognize all leases in a similar way to how financial leases are currently recorded under IAS 17 Leases. The standard includes two exceptions for this recognition: (1) leases of low-value assets (eg personal computers) and (2) short-term contracts (term of less than 12 months). The lessee recognizes at lease inception, the asset that represents the right of use and the liability for the periodic payments that must be made. Interest expense is recorded separately from depreciation.

The recognition requirements for the lessor are not significantly different from to IAS 17.

Some of the impacts that could arise would be indicators of EBIT, debt covenants, debt and financing indicators, as well as the presentation of cash flows, which would be presented as financing and not operation activities.

The application date is for annual periods beginning on or after January 1, 2019. The Group is currently analyzing the impact of this standard..

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

IFRIC 23- Uncertainty over Income Tax Treatments

The interpretation refers to income tax accounting in cases in which the tax treatment includes uncertainties that affect the application of IAS 12 and does not apply to taxes that are outside the scope of this standard, nor does it include specific requirements related to it. with interests and penalties associated with uncertain tax treatments. The interpretation establishes the following:

•	When the entity considers uncertain tax treatments separately.

•	The assumptions made by the entity about the examination of tax treatments by the corresponding authorities.

•	The manner in which the entity determines the fiscal profit (or fiscal loss), fiscal bases, unused fiscal losses or credits, and fiscal rates.

•	The manner in which the entity considers changes in events and circumstances

The company must determine if it evaluates each uncertain treatment separately or in groups, using the approach that best predicts the resolution of uncertainties. The group will apply its interpretation from its effective date. No significant impacts are expected in the application of this standard, however, procedures must be implemented to obtain the necessary information to apply this interpretation

(4)	Segment information

The Group reports information by segments as required by IFRS 8 “Operating segments”. For management purposes, the Group has two reportable segments, as follows:

•	Fair transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively.

•	Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

Starting on July 31, 2015, the Board of Directors has monitored the operating results of the Company’s business units separately for purposes of making decisions about resource allocation and performance assessment.

The Company’s revenues by business segment for the three-month period ended March 31, 2018 and 2017 are as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

	For the three-month period ended March 31, 2018
	Air transportation	Loyalty	Eliminations	Consolidated
Revenue (1)
External customers	$1,092,018	$76,376	$—	$1,168,394
Inter-segment	37,377	551	(37,928)	—

Total revenue	1,129,395	76,927	(37,928)	1,168,394
Cost of loyalty rewards	14,150	42,834	(35,570)	21,414
Operating expenses	982,159	7,224	(2,495)	986,888
Depreciation and amortization	84,231	3,296	(3,194)	84,333
Interest expense	48,418	6,471	—	54,889
Interest income	(4,993)	(705)	—	(5,698)
Derivative instruments	(490)	—	—	(490)
Foreign exchange	16,246	(10)	—	16,236
Income tax expense	7,374	—	—	7,374

Net Segment profit (loss) for the period	$(17,700)	$17,817	$3,331	$3,448

Segment Assets

Segment Liabilities	$7,139,295	$233,011	$(196,858)	$7,175,448

	$5,376,205	$838,995	$(122,695)	$6,092,505

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Company’s revenues by business segment for the years ended March 31, 2017 are as follows:

	For the year ended March 31, 2017
	Air transportation	Loyalty	Eliminations	Consolidated
Revenue (1)
External customers	$1,001,416	$66,280	$—	$1,067,696
Inter-segment	21,991	866	(22,857)	—

Total revenue	1,023,407	67,146	(22,857)	1,067,696
Cost of loyalty rewards
Operating expenses	15,803	34,083	(19,933)	29,953
Depreciation and, amortization	894,541	7,729	(2,924)	899,346
Interest expense	69,774	3,207	(3,194)	69,787
Interest income	41,345	50	—	41,395
Derivative instruments	394	(2,659)	—	(2,265)
Foreign exchange	(1,921)	—	—	(1,921)
Income tax expense	5,284	(19)	—	5,265

Net Segment profit (loss) for the period	5,091	521	—	5,612

	$(6,904)	$24,234	$3,194	$20,524
Segment Assets

Segment Liabilities	$6,408,330	$242,304	$(212,426)	$6,438,208

	$4,940,472	$221,898	$(125,489)	$5,036,881

(1)	Loyalty revenue for miles redeemed is allocated to passenger revenue and, other loyalty revenue is recorded in other revenue.

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Company’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

The Company’s revenues by geographic area for the period ended March 31, 2018 and 2017 are as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

	For the three months ended March 31,
	2018	2017
North America	$146,355	$135,190
Central America and the Caribbean	145,143	116,625
Colombia	518,643	460,998
South America (ex–Colombia)	254,785	243,220
Other	103,468	111,663

Total operating revenue	$1,168,394	$1,067,696

The Company allocates revenues to geographic areas based on the point of origin of the flight.

(5)	Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, April and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as defined by IAS 34.

(6)	Foreign exchange

The Company has liabilities denominated in Colombian pesos, such as its pension plans and bond issues. For the three-months period ended March 31, 2018, the Company recognized a net loss of $16,236, mainly as a result of the depreciation of the Colombian peso against the US dollar of 6.8%, compared to the exchange rate as of December 31, 2017.

The Company has liabilities denominated in Colombian pesos, such as its pension plans and bond issues. For the three-months period ended March 31, 2017, the Company recognized a net loss of $3,575, mainly as a result of the depreciation of the Colombian peso against the US dollar of 4.0%, compared to the exchange rate as of December 31, 2016.

(7)	Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits. These benefits are unfunded as of December 31, 2018. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds of the country where each benefit plan is established), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by the Social Security Institute and private pension funds. Plan assets are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The discount rate indexed by Colombian Government bonds was 6.93 % and 6.73% as of March 31, 2018 and December 31, 2017, respectively.

(8)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of March 31, 2018 and 2017 and December 31, 2017 are as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Cash on hand and bank deposits	$536,235	$490,657	$385,872
Demand and term deposits (1)	15,192	18,325	11,436

Cash and cash equivalents	551,427	508,982	397,308
Restricted cash (2)	5,533	5,465	5,862

Cash and cash equivalents and restricted cash	$556,960	$514,447	$403,170

(1)	As of March 31, 2018 and as of December 31, 2017, within cash equivalents are demand and term deposits that amounted to $ 15,192 and $ 18,345, respectively. The use of term deposits depends on the cash requirements of the Company. As of March 31, 2018, term deposits accrue annual interest rates between 3.55% and 5.44% in Colombian pesos and between 2.20% and 4.75% in dollars. As of December 31, 2017, term deposits accrue annual interest rates between 2.10% and 5.50% in dollars and between 3.77% and 5.52% in Colombian pesos.
(2)	As of March 31, 2018, restricted cash includes resources in administration in an autonomous equity, which have a specific destination in relation to the object for which they were constituted, they consist among others in the payment of capital and interests to the bondholders.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(9)	Accounts receivable, net of provision for doubtful accounts

Receivables as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018	December 31, 2017
Trade	$154,491	$190,501
Indirect tax credits (1)	315,582	250,663
Employee advances	6,725	6,213
Other (2)	43,419	46,595

	$520,217	$493,972
Less provision for doubtful accounts	(13,409)	(13,180)

Total	$506,808	$480,792

Net current	$351,715	$340,376
Net non-current	155,093	140,416

Total	$506,808	$480,792

(1)	Corresponds mainly to income tax credits of income tax, VAT, withholding tax credits and advances of ICA, advances and prepayments income of CREE and advance payments of departure rates.
(2)	Corresponds mainly due to amount charged to Rolls Royce bill was generated as compensation for claiming damages.

Changes during the year in the impairment allowance for doubtful accounts are as follows:

	March 31, 2018	December 31, 2017
Balance at beginning of year	$13,180	$13,256
Bad debt expense	(148)	4,363
Write-off against the allowance	377	(4,439)

Balance at end of period	$13,409	$13,180

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(10)	Balances and transactions with related parties

The following is a summary of related party transactions for the periods ended March 31, 2018, 2017 and December 31, 2017:

		March 31, 2018				December 31, 2017		March 31, 2017
Company	Country	Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$14,081	$—	$227	$—	$13,853	$—	$192	$—
OceanAir Linhas Aéreas, S.A.	Brazil	3,503	1,412	5,115	8,035	1,725	4,264	8,157	5,798
Aerovias Beta Corp.	Panama	977	—	—	—	977	—	—	—
Aeromantenimiento, S.A.	El Salvador	18	—	—	—	17	—	—	2,299
Transportadora del Meta S.A.S.	Colombia	—	121	4	—	—	222	—	3,350
Empresariales S.A.S.	Colombia	—	368	1	1,114	—	467	—	2,754
Global Operadora Hotelera S.A.S	Colombia	3	424	1	352	8	636	—
Synergy Aerospace Corp.	Panamá	512	1,262	—	—	512	1,262	—	—
Corp. Hotelera Internac S.A.	El Salvador	—	51	—	146	—	83	—	100
Hotelería Internacional S.A	Colombia	—	106	—	5				—
Other		156	225	4	144	112	253	5	638

Subtotal		$19,250	$3,969	$5,352	$9,796	$17,204	$7,187	$8,354	$14,939

		Receivables	Payables			Receivables	Payables
Short-term		$19,250	$3,969			$17,204	$7,187

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of December 31, 2017 amounted to $14,081, consisting of $12,854 of principal and $227 of accrued interest . The debt bears an interest equal to 90 day LIBOR plus 550 basis points.

The Company has not recognized any expense or provision for doubtful accounts as related parties transactions since it is expected that the balances will be recovered fully.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services

Aeromantenimiento S.A.	Aircraft maintenance company that provides aircraft overhaul services to the Company.

Aerovías Beta Corp.	Accounts receivable correspond to amounts due to Latin Airways Corp. as a result of the spin-off of Aerovías Beta Corp., which led to the creation of Latin Airways Corp.

Corporación Hotelera Internacional S.A.	Accommodation services for crews and employees of the Company.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A.	The Company provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Company leases aircraft to OceanAir (see Note 22). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation agreement for the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor.

Synergy Aerospace Corp.	The balances of accounts receivable correspond to reserves on aircraft engines and maintenance contracts. The balances payable originate from payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp.

Transportadora del Meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Interim Condensed Consolidated Statement of Comprehensive Income for the three month periods ended March 31, 2018 and 2017 amounted to $11,019 and $6,860, respectively.

(11)	Deposits and other assets

Deposits and other assets as of March 31, 2018 and December 31, 2017 are as follows:

	Notes	March 31, 2018	December 31, 2017
Short term:
Deposits with lessors (1)		$78,862	$111,229
Short term investments (2)		61,734	59,332
Guarantee deposits (3)		2,040	2,003
Others (4)		8,955	8,871

Sub-Total		151,591	181,435
Fair value of derivative instruments	16	20,412	20,549

Total		$172,003	$201,984

Long term:
Deposits with lessors (1)		$67,668	$63,962
Long term investments – restricted (2)		9,907	9,159
Guarantee deposits (3)		16,814	16,531
Others (4)		23,200	23,703

Sub-Total		117,589	113,355
Fair value of derivative instruments	16	6,232	2,990

Total		$123,821	$116,345

(1)	Corresponds mainly to maintenance deposits in connection with leased aircraft, that are considered recoverable. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

(2)	Short term investments correspond to funds invested that will mature within one year. All treasury cash surpluses are invested as defined and outlined in the Company’s Investment Policy. Otherwise, they are classified as long-term. The restricted investments correspond to CDT’s and bonds issued by the Trusts held by the Group.
(3)	Corresponds mainly to amounts paid to suppliers in connections with leases of airport facilities, among other service agreements..
(4)	Mainly corresponds to refundable guarantee deposits with Airbus for the delivery of aircraft and funds to guarantee 15% of the outstanding amount of the debt with the bondholders.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(12)	Property and equipment, net

Flight equipment, property and other equipment as of December 31, 2017 and March 31, 2018 as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397
Additions	257,265	18,678	5,989	54,605	3,489	20,675	360,701
Disposals/Transfers	(2,370)	—	(10,206)	(1,056)	(3,368)	(12,492)	(29,492)

March 31, 2018	$5,063,780	$574,297	$214,850	$212,852	$158,338	$302,489	$6,526,606

Accumulated depreciation:
December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381
Additions	44,166	25,732	3,072	—	537	5,683	79,190
Disposals/Transfers	(735)	25	(8,479)	—	(7)	114	(9,082)

March 31, 2018	$868,205	$296,537	$62,153	$—	$11,084	$146,510	$1,384,489

Net:
December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

March 31, 2018	$4,195,575	$277,760	$152,697	$212,852	$147,254	$155,979	$5,142,117

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2016 and March 31, 2017:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2016
Additions	$4,450,572	$383,434	$203,545	$215,097	$158,777	$274,872	$5,686,297
Disposals/Transfers	79,469	25,630	3,831	40,208	151	7,810	157,099
Revaluation	(226)	(504)	(2,589)	(31,395)	—	(1,047)	(35,761)

March 31, 2017	$4,529,815	$408,560	$204,787	$223,910	$158,928	$281,635	$5,807,635

Accumulated depreciation:
December 31, 2016	$653,415	$190,596	$62,489	$—	$9,406	$120,462	$1,036,368
Additions	36,331	19,453	2,523	—	648	5,453	64,408
Disposals/Transfers	(900)	—	(1,066)	—	225	(790)	(2,531)

March 31, 2017	$688,846	$210,049	$63,946	$—	$10,279	$125,125	$1,098,245

Net:
December 31, 2016	$3,797,157	$192,838	$141,056	$215,097	$149,371	$154,410	$4,649,929

March 31, 2017	$3,840,969	$198,511	$140,841	$223,910	$148,649	$156,510	$4,709,390

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

During the three months ended March 31, 2018, the Company acquired two aircraft A-330-300 and two aircraft A-321-200, under financial leases. During the three months ended March 31, 2018, the Company made pre-delivery payments (“PDPS”) and purchased rotatable spare parts.

During the three months ended March 31, 2017, the Company acquired ten aircraft consisting of nine A318 (all of which were previously operated under operating lease) and one A300F-B4F. In addition, the Company paid prepaid payments (“PDPs”) and purchased rotable spare parts.

As of March 31, 2018 and 2017, the Company capitalized borrowing costs amounting to $2,958 at an average interest rate of 7.19% and $3,835 at an average interest rate of 7.79%, respectively.

As of March 31, 2018, a total amount of $ 994 is capitalized for positions associated with the Phase V project, transfer to El Dorado International Airport, expansion of the VIP room, which includes technical studies for the Bogota VIP room, materials, and indirect costs of adequacy. During the same period the improvement was capitalized in the Back Office and point of sale at Simon Bolívar airport in the city of Santa Marta, for $16.

As of March 31, the civil work corresponding to the adaptation of the new VIP lounge of the Alfonso Bonilla International Airport is capitalized for $164.

As of March 31, 2018, the the company acquired explosive detection machines, which are located at the following locations: 7 Bogota units, 2 Barranquilla units, 2 Cali units, 2 Cartagena units, 2 Medellin Units, 2 Pereira units, for a total amount of $726; finally, of the three months period ended March 31, 2018, acquisition of furniture and office equipment was recorded,$299.

During the three months ended March 31, 2018 the year ended and December 31, 2017, the Company recognized a net gain of $9,968 and $2,928, respectively, related to sale and leaseback transactions, which are recognized in theaernigs. All sale and leaseback transactions resulted in operating leases.

(13)	Long–term debt

Loans and borrowings, measured at amortized cost, as of March 31, 2018 and December 31, 2017 are summarized as follows:

	Notes	March 31, 2018	December 31, 2017
Current:
Short–term borrowings and current portion of long–term debt		$532,626	$542,614
Bonds		31,486	29,458

	19	$564,112	$572,072

Non–current:
Long–term debt		$2,861,036	$2,600,450
Bonds		582,036	579,591

	19	$3,443,072	$3,180,041

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Terms and conditions of the Company’s outstanding obligations for period ended March 31, 2018 and December 31, 2017 are as follows:

		March 31, 2018
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2019	4.73%	89,072	86,018
Long–term debt	2029	4.66%	5,052,015	3,307,644
Bonds–Colombia	2019	10.21%	95,800	64,186
Bonds–Luxembourg	2020	7.95%	550,000	549,336

Total			$5,786,887	$4,007,184

		December 31, 2017
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2018	3.96%	$85,387	$79,263
Long–term debt	2029	4.14%	4,699,338	3,063,801
Bonds–Colombia	2019	10.58%	89,266	59,808
Bonds–Luxembourg	2020	8.38%	550,000	549,241

Total			$5,423,991	$3,752,113

The majority of interest bearing liabilities are denominated in US dollars except for bonds Colombia and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debt which is denominated in Euros.

The outstanding long term debt balance of the Company as of March 31, 2018 and December 31, 2017 was $2,467,608 and $2,288,605, respectively. These outstanding balances of long-term debt include borrowings from various financial institutions to finance aircraft acquisitions. Most of these are loans guaranteed by Export Credit Agencies. Additionally, the Company had an outstanding balance of short-term borrowings and long-term debt with various financial institutions for working capital purposes amounting to $926,053 and $854,459, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

During 2018, the Company obtained $251,036 in loans to finance the purchase of two A321 and two A330 aircraft. The Company also obtained $104,640 for general working capital purposes and maintenance equipment.

During 2017, the Company obtained $340,568 in loans to finance the purchase of ten A318 aircraft, one B787, one A320, two A320neo, and refinance one A319 and two A320. The Company also obtained $510,360 for general purposes of working capital, amont these loans is the one acquired by LifeMiles, US$ $300,000 at a rate LIBOR + 5.5%, for a term of 5 years, this loan is guaranteed with all tangible and intangible assets, except for some exclusions of LifeMiles Ltd and its subsidiaries, likewise this debt has financial commitments. In addition to this, the Company made a US $150,000 (less transaction costs) in connection with the transfer of future cash flows from certain sales of credit card tickets in the United States (related only to sales of travel agencies), which were sold by Avianca to USAVFlow for a period of five years.

On May 10, 2013, the Company issued $300,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under theU.S. Securities Act of 1933, as amended. The senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013

On Apr 8, 2014, the Company completed a second issuance of $250,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi–annually in arrears on May 10 and November 10, beginning on May 10, 2014. The placement price for the second issuance was 104.50%.

As of March 31, 2017 and December 31, 2017 the subsidiaries Grupo Taca Holdings Limited, and Avianca Leasing, LLC are jointly and severally liable under the Notes as co–issuers on $550,000 in aggregate principal amount.

The Notes are fully and unconditionally guaranteed by three of our subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans american Airlines S.A. Avianca Leasing LLC’s obligations as a co–issuer of the Notes will be unconditionally guaranteed by our subsidiary Aerovías del Continente Americano S.A.–Avianca, in an amount equal to $366,667. The Notes and guarantees are senior unsecured obligations of the co–issuers and the guarantors, respectively, and rank equally in preference with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Senior Notes or the guarantees.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Company, Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co–issuers, issuedd the Senior Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of December 31, 2017 and 2016, the Senior Notes outstanding and the corresponding balances are as follows:

Issuing entities	Original currency	Total placed in original currency	March 31, 2018	December 31, 2017
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$549,336	$549,241

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Líneas Aéreas Costarricenses, S.A., Trans American Airlines S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $375 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

As of March 31, 2018 and December 31, 2017, bonds issued and the corresponding balances are as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Issuing entity	Issue	Total placed in original currency (1)	Balance as of
			March 31, 2018		December 31, 2017
			Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca	Series A	75,000	—	$—	—	$—
Avianca	Series B	158,630	—	—	—	—
Avianca	Series C	266,370	178,468	64,186	178,468	59,808

Total				$64,186		$59,808

(1)	Presentation of original currency in millions of Colombian pesos

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue:	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogota, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter–end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

As of March 31, 2018 and December 31, 2017, the Company had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $133,955 and $115,742, respectively. As of March 31, 2018 and 2017, there were $10,135, and $14,123 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Company may withdraw funds if it has working capital requirements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Future payments on long–term debt for the years ended March 31, 2018 and December 31, 2017 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
March 31, 2018	$446,607	$436,091	$429,181	$445,991	$1,549,773	$3,307,643

December 31, 2017	$463,351	$381,288	$412,839	$392,810	$1,413,513	$3,063,801

Future payments on bonds for the periods ended March 31, 2018 and December 31, 2017 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
March 31, 2018	$31,486	$32,061	$549,974	$—	$—	$613,521

December 31, 2017	$29,458	$29,676	$549,915	$—	$—	$609,049

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at March 31, 2018

	January 1, 2018	Payments	Foreign exchange movement	New adquisitions	New leasings	Other	March 31, 2018
Current interest-bearing loans and borrowings (excluding itmes listed below)	$79,263	$(3,045)	$—	$9,640	$—	$—	$85,858
Current portion of long-term credits (excluding items listed below)	463,351	(25,433)	3	—	—	8,847	446,768
Bonds	29,458	—	2,028	—	—	—	31,486
Non-current obligations under financial lease agreements and purchase agreements	2,451,914	(74,853)	9,056	95,000	251,036	(19,653)	2,712,500
Other financial liabilities	148,536	—	—	—	—	—	148,536
Bonds	579,591	95	2,350	—	—	—	582,036
Dividends	—	(41,096)	—	—	—	41,096	—

Total liabilities from financing activities	$3,752,113	$(144,332)	$13,437	$104,640	$251,036	$30,290	$4,007,184

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2017

	January 1, 2017	Payments	Foreign exchange movement	New adquisitions	New Leases	Other	December 31, 2017
Current interest-bearing loans and borrowings (excluding itmes listed below)	$62,179	$(22,408)	$—	$39,492	$—	$—	$79,263
Current portion of long-term credits (excluding items listed below)	314,970	(57,197)	4	207,562	—	(1,988)	463,351
Bonds	29,590	—	—	—	—	(132)	29,458
Non-current obligations under financial lease agreements and purchase agreements	2,259,459	(279,580)	15,296	114,770	340,568	1,401	2,451,914
Other financial liabilities	—	—	—	148,536	—	—	148,536
Bonds	608,037	(28,910)	464	—	—	—	579,591
Dividends	—	(155,674)	—	—	—	155,674	—

Total liabilities from financing activities	$3,274,235	$(543,769)	$15,764	$510,360	$340,568	$154,955	$3,752,113

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(14)	(Loss) Earnings per share

The calculation of basic earnings per share at March 31, 2018 and 2017 is as follows:

	March 31, 2018	March 31, 2017
Net loss (profit) attributable to Avianca Holdings S.A.	$(3,184)	$10,704

Weighted average number of shares

(in thousands of shares)
Common stock	660,800	660,800
Preferred stock	336,187	336,187

Basic and diluted (loss) profit per share

Common stock	$(0.003)	$0.011
Preferred stock	$(0.003)	$0.011

There are no dilutive shares for earning per share calculation proposes.

(15)	Other Comprehensive Income

Other comprehensive income and loss from December 31, 2017 to March 31, 2018 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2017	$6,507	$(226)	$(65,138)	$—	$3	$125	$58,382	$(347)
Other comprehensive income (loss) for the period	4,499	(521)	12,270	—	—	(84)	—	16,164

As of March 31, 2018	$11,006	$(747)	$(52,868)	$—	$3	$41	$58,382	$15,817

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Other comprehensive income and loss from December 31, 2016 to March 31, 2017 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2016	$122	$(245)	$(31,753)	$(3,558)	$3	$15,143	$27,365	$7,077
Other comprehensive income for the period	(8,628)	159	(22,310)	—	—	(279)	—	(31,058)

As of March 31, 2017	$(8,506)	$(86)	$(54,063)	$(3,558)	$3	$14,864	$27,365	$(23,981)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the Consolidated Statement of Comprehensive Income which have been subject to reclassification, without considering items remaining in Other Comprehensive Income (OCI) which are never reclassified to profit or loss:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

	For the three months ended March 31,
	2018	2017
Cash flow hedges:
Reclassification during the period to profit or loss	$(2,511)	$2,240
Effective valuation of cash flow hedges	7,010	(10,868)

	$4,499	$(8,628)

Fair value reserves:
Valuations of available-for-sale investments	$(521)	$159

	$(521)	$159

Income tax on other comprehensive income:
Reclassification during the period to profit or loss	$—	$(822)
Temporary differences within OCI	—	822

	$—	$—

(16)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value through other comprehensive income as of Match 31, 2018 and December 31, 2017 are the following:

	Note	March 31, 2018	December 31, 2017
Cash flow hedges – Assets
Fuel price hedges		$20,412	$20,549
Interest Rate		6,232	2,990

Total	11	$26,644	$23,539

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within other liabilities in the Interim Condensed Consolidated Statement of Financial Position.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments as of March 31, 2018:

	Fair Value	1-12 months	12-24 months
Fuel price
Assets	$20,412	$20,412	$—
Interest rate
Assets	$6,232	$—	$6,232

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments as of December 31, 2017:

	Fair Value	1-12 months	12-24 months
Fuel price
Assets	$20,549	$20,549	$—
Interest rate
Assets	$2,990	$—	$2,990
Liabilities

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of March 31, 2018 and December 31, 2017, a net gain (loss) relating to the hedging instruments of $4,499 and $8,628, respectively is included in other comprehensive income (see Note 15).

(17)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of March 31, 2018 and December 31, 2017 are the following:

		March 31, 2018	December 31, 2017
Derivatives not designated as hedges – Liabilities:
Derivative contracts of interest rate	19	$(14)	$137

Total		$(14)	$137

Changes in Fair Value of Financial instruments that are intended to reduce the levels of risk of foreign currency and interest rates due recognized through profit or loss when derivative contracts are not designated as hedges for accounting purposes.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Liabilities on derivatives not designated as hedges are recognized within Other Liabilities in the Consolidated Statement of Financial Position.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Company is exposed to interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(18)	Offsetting of financial instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of March 31, 2018 and December 31, 2017, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(19)	Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Interim Condensed Consolidated Statement of Financial Position as of March 31, 2018 are as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

	Notes	March 31, 2018
		Carrying amount	Fair value
Financial assets
Derivative instruments	16	$26,644	$26,644

		$26,644	$26,644

Financial liabilities
Short-term borrowings and long-term debt	13	$4,007,184	$4,035,133
Derivative instruments	16, 17	(14)	(14)

		$4,007,170	$4,035,119

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Interim Consolidated Consolidated Statement of Financial Position as of December 31, 2017 are as follows:

		December 31, 2017
	Notes	Carrying amount	Fair value
Financial assets
Available-for-sale securities		$55	$55
Derivative instruments	16	23,539	23,539

		$23,594	$23,594

Financial liabilities
Short-term borrowings and long-term debt	13	$3,752,113	$3,587,841
Derivative instruments	16, 17	137	137

		$3,752,250	$3,587,978

The fair value of the financial assets and liabilities correspond to the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that the fair value of cash and cash equivalents, account receivable, account payable and other current liabilities approximates their respective carrying amount largely due to the short-term mature of these instruments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Fair values have been determined for measurement and/or disclosure purposes based on the following methods:

(a)	The fair value of available-for-sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)	The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

(d)	The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16 “Property, Plant and Equipment”, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company periodically engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(e)	The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and expectation about customer preferences.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	Inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of March 31, 2018, which is also the date of valuation:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 16)
Aircraft fuel hedges	—	20,412	—	20,412
Interest rate derivatives	—	6,232	—	6,232
Revalued administrative property (Note 12)	—	147,254	—	147,254

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 16 and 17)
Derivative contracts of interest rates	—	(14)	—	(14)
Frequent flyer liability	—	382,421	—	382,421
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	—	4,035,133	—	4,035,133

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2017, which is also the date of valuation:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 16)
Aircraft fuel hedges	—	20,549	—	20,549
Interest rate derivatives	—	2,990	—	2,990
Available–for–sale securities	—	55	—	55
Revalued administrative property (Note 12)	—	147,663	—	147,663

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 16 and 17)
Interest rate derivatives	—	137	—	137
Frequent flyer liability	—	191,157	—	191,157
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	—	3,587,841	—	3,587,841

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(20)	Income tax expense

The major components of income tax expense for the three period ended March 31, 2018 and 2017 are as follows:

Consolidated Income Statement

	For the three months ended March 31,
	2018	2017
Current income tax:
Current income tax charge	$16,867	$11,677
Deferred tax income:
Related to origination and reversal of temporary differences	(9,493)	(6,065)

Income tax expense reported in the income statement	$7,374	$5,612

The Company files tax returns in many jurisdictions around the world. Tax returns contain issues that are potentially subject to different interpretations of tax laws and regulations, which may lead to inquiries and legal claims with tax authorities. The resolution of these consultations and legal claims may take several years, but the Company does not currently expect that resolution to have any significant impact on the consolidated financial position or results of operations. The extent to which there are open consultations and legal claims will depend on the jurisdiction and the issue in question.

The Group’s consolidated effective tax rate in respect of continuing operations for the three months ended 31 March 2018 was 68% (three months ended 31 March 2017: 21%). The change in effective tax rate was caused mainly by the change in the projected effective rate and the variation between the profit before income tax for each period.

During the three months ended 31 March 2018, adjustments related to prior-period tax filings were recognised in full.

(21)	Provisions for legal claims

As of March 31, 2018 and December 31, 2017, the Company is involved in various claims and legal actions arising in the ordinary course of business. The changes in provisions for legal claims in the reporting periods ended March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018	December 31, 2017
Balance at the beginning of the period	$11,720	$18,516
Provisions maded	(149)	14,490
Provisions used	(184)	(21,286)

Balance at the end of the period	$11,387	$11,720

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of March 31, 2018 and December 31, 2017, these contingencies amount to a total of $105,630 and $119,573 respectively. Regardless of the likelihood assessment, some of these proceeding, if becoming probable, may be covered by the Company’s insurance policies or funds provided by third parties.

In accordance with IAS 37, proceedings that the Company considers to represent a remote risk are not accrued in the Interim Condensed Consolidated Financial Statements.

Cessation of pilot activities affiliated with the Colombian Association of Civil Aviators (ACDAC)

On September 20, 2017, the Colombian Association of Civil Aviators union (“ACDAC”) unilaterally initiated a cease of activities as no agreement had been reached in a labor dispute between the union and Avianca S.A. The cease of profit activities lasted for 51 days and lend to the cancellation of 14,337 flights, approximately 50% of our flights, during that period.

On September 25, 2017, Avianca S.A. filed a lawsuit with the Superior Court of Bogotá to declare the illegality of the strike. Such motion was granted by the court on October 6, 2017. Subsequently, ACDAC filed an appeal but such decision was upheld by the Labor Chamber of the Colombian Supreme Court of Justice. ACDAC submitted an application with the court for additional clarification of the judgment as well as an annulment. However, on February 8, 2018, the Colombian Supreme Court denied the motions presented by ACDAC and, therefore, the judge’s decision declaring the strike illegal became final.

On September 28, 2017, by resolution No. 3744 of 2017, the Ministry of Labor convened a compulsory arbitration tribunal, whose awards are comparable to collective bargaining agreements, to settle the differences regarding economic claims between ACDAC and Avianca S.A. The tribunal served Avianca S.A. with the award on December 11, 2017. Subsequently, Avianca S.A. filed a motion to clarify the terms of the award and another motion for annulment since, the Company believes , the tribunal exceeded its competence by rendering decision beyond the scope of its jurisdiction. On February 8, 2018, the arbitration tribunal accepted such motions and remanded the case before the Labor Chamber of the Colombian Supreme Court of Justice, who is the competent authority to rule on the recourse. As of the date of thees financial statements, the Colombian Supreme Court had not entered a final decision on this matter.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(22)	Future aircraft leases payments

The Company has 140 aircraft under financial leases. Future financial lease commitments are as follows:

Aircraft
Less than one year	$338,380
Between one and five years	1,098,185
More than five years	1,031,043

$2,467,608

The Company has 56 aircraft under operating leases with an average remaining lease term of 45 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft
Less than one year	$247,675
Between one and five years	606,130
More than five years	167,310

$1,021,115

The Company has nine spare engines under operating leases for its family aircraft fleet of E190 and A320. Future spare engines operating lease commitments are as follows:

Engines
Less than 1 year	$6,897
Between 1 and 5 years	20,375
More than five years	5,743

$33,015

As of March 31, 2018, the Company rents two Airbus A319, one Airbus A330F under operating lease to OceanAir Linhas Aéreas, S.A. and two E-190 to Aeroliteral S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$21,132
Between one and five years	58,384
More than five years	27,380

$106,896

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The amount of recognized payments expensed during three month period ended March 31, 2018 and 2017 are as follows:

	For the three months ended March 31,
	2018	2017
Leases minimum payments	$67,115	$78,030

(23)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

	Order	Options	Delivery
Airbus (family A320) (1)	124	—	2019-2025
Boeing 787- 8/9 (2)	4	9	2018-2019
Motores	4	—	2018-2020

(1)	On December 2017, the Company signed two Assignment, Assumption and Release Agreements, one assigning 5 A-320 family aircraft to Muisca Aviation Limited and other assigning 4 A-320 family aircraft to Tejo Aviation Limited. Under the terms of these agreements to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

(2)	On September 2017, the Company signed an amendment to convert three 787-8 into 787-9 with deliveries scheduled in 2019. Additionally, in July 2017, the Company exercised a purchase option for one 787-8 with delivery scheduled in 2018.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of March 31, 2018, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments..

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$107,240	$212,944	$182,986	$205,594	$591,293	$1,300,057
Aircraft acquisition Commitments	$288,302	$1,314,831	$2,317,239	$1,774,201	$8,987,941	$14,682,514

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group plans to finance the acquisition of the commitments acquired with the resources generated by the Group and the financial operations that can be formalized with financial entities and aircraft leasing companies.

(24)	Dividends

The following dividends were paid by the Company during the three months ended March 31, 2018, based on retained earnings as of December 31, 2017 and dividends were paid by the Company during the year ended December 31, 2017, based on retained earnings as of December 31, 2016:

	March 31, 2018	December 31, 2017
Dividend - Ordinary shared	$—	$16,942
Dividend - Preferred shared	—	8,730

Total	$—	$25,672

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 31, 2018, agreed the project for the distribution of profits for the year 2017 as dividend to the shareholders of the Company who will be paid the amount of COP$98.6 per share. The dividends decreed will be paid in four equal installments of COP$24.65 per share, on June 29, July 31, August 31 and September 28, 2018.

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 31, 2017, agreed the project for the distribution of profits for the year 2016 as dividend to the shareholders of the Company who will be paid the amount of COP$77 per share. The dividends decreed were paid in two equal installments of COP$38.5 per share, on July 31 and October 31, 2017.

During the three periods ended on March 31, 2018, the Company declared dividends of $40,500 corresponding to minority interest of LifeMiles Ltd. according to the availability of cash and based on the liquidity. Additionally, a dividend was declared and paid to the minority stake of Turbo Prop Leasing Corp in the amount of $596.

During 2017, dividends related to the minority participation of Lifemiles Ltd were declared and paid in the amount of $127,001. According to the availability of cash and based on the liquidity and dividend distribution policy, a total of $39,750 was paid during the months of March, May, August and October of 2017 and on August 22, 2017 extraordinary dividends were paid in the amount of $87,251. Additionally, a dividend was declared and paid to the minority stake of Aerotaxis La Costeña S.A. in the amount of $3,000 in the month of December 2017.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(25)	Debt covenants

As of March 31, 2018 and December 31, 2017 the Company did not comply with certain debt covenants, however, the Company did not require waivers from the Financial Institutions since the breached covenants have no possible consequences on acceleration of debt.

(26)	Subsequent events

There is no knowledge of important subsequent events to be disclosed at the date of issuance of the report.

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